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SECURI[illegible] [illegible]ION

06006907

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

VC ARJENT LTD.

NAME OF BROKER-DEALER: Vertical Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue, 8th floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Heineman (212)-446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 5/25

OATH OR AFFIRMATION

I, Ronald Heineman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vertical Capital Partners, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY A. SCHONWALD
Notary Public, State of New York
No. 31-4811766
Qualified in New York County
Commission Expires July 31, 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERTICAL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2005

CONTENTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

INDEPENDENT AUDITORS' REPORT

February 16, 2006

The Board of Directors
Vertical Capital Partners, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Vertical Capital Partners, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertical Capital Partners, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Vertical Capital Partners, Inc.

Statement of Financial Condition

December 31, 2005

ASSETS

ASSETS:		
Cash	$	21,446
Receivable from clearing organization		316,243
Securities owned, at market value		769,291
Furniture and equipment, net		34,636
Other Assets		56,193
TOTAL ASSETS	$	1,197,809

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	276,802
Income taxes payable		16,000
Deferred tax liabilities		152,000
TOTAL LIABILITIES		444,802
Total Liabilities		276,802
COMMITMENT AND CONTINGENCY		-
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		981,638
Accumulated deficit		(228,641)
TOTAL STOCKHOLDER'S EQUITY		753,007
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,197,809

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Operations

For the Year Ended December 31, 2005

REVENUES	$ 3,483,670
EXPENSES:	
Employee compensation and benefits	1,467,459
Clearing charges	176,547
Professional and underwriting fees	826,558
Data processing and quotation	69,939
Occupancy and equipment	204,780
Communication	61,652
Printing, delivery and supplies	77,770
Regulatory fees	51,335
Travel and other	445,444
TOTAL EXPENSES	3,381,484
NET INCOME BEFORE INCOME TAXES	102,186
INCOME TAXES:	
Current	34,272
Deferred	152,000
INCOME TAXES	186,272
NET LOSS	$ (84,086)

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2005

	Common Stock				Additional Paid-in		Accumulated		
	Shares		Amount		Capital		Deficit		Total
Balance, December 31, 2004	10	$	10	$	627,938	$	(144,555)	$	483,393
Capital contribution - non cash					331,800				331,800
Capital contribution - cash					73,900				73,900
Return of capital					(52,000)				(52,000)
Net loss							(84,086)		(84,086)
Balance, December 31, 2005	10	$	10	$	981,638	$	(228,641)	$	753,007

See notes to financial statements.

Vertical Capital Partners, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(84,086)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash fee income		(179,038)
Unrealized gain on securiteis owned		(81,173)
Depreciation		28,179
Changes in assets and liabilities:		
Receivable from clearing organization		220,124
Securities owned		(53,266)
Other assets		12,663
Accounts payable and accrued expenses		(791,412)
Income taxes payable		16,000
Deferrd taxes liabilities		152,000
NET CASH USED IN OPERATING ACTIVITIES		(760,009)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		73,900
Return of capital		(52,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		21,900
NET DECREASE IN CASH		(738,109)
CASH, beginning		759,555
CASH, ending	$	21,446
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	18,272
Noncash investing and financing activities:		
Non-cash capital contribution - stock of Ocean West Holding Corp.	$	331,800

See notes to financial statements.

Vertical Capital Partners, Inc.

Notes to Financial Statements

1. **Business and Summary of Significant Accounting Policies:**

Description of Business

Vertical Capital Partners, Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an underwriter on a firm commitment basis. As a broker, the Company acts as an agent through a clearing broker on behalf of its customers on a fully disclosed basis.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase. Occasionally, the Company has held cash in excess of federally insured limits.

Securities

All commission revenue and expense are recorded in the financial statements on a settlement date basis.

Marketable securities are recorded on a settlement date basis. Securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company. The resulting unrealized gains and losses are included in the statement of operations.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities, measured at the tax rates expected to apply to taxable income when the temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, receivables, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Rent Expense

The Company leases office space on a month to month lease. Rent expense for the year ending December 31, 2005 was $167,985.

Impairment of Long - Lived Assets

The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2005, the Company believes that there has been no impairment of its long-lived assets.

2. **Securities Owned:**

Securities owned consist of common stock of various publicly held companies. At December 31, 2005, the Company recorded a 40% discount ($358,660) on one of the securities due to restrictions and limitations imposed on such common stock which was contributed to the Company by its parent.

3. **Furniture and Equipment:**

Furniture and equipment consist of the following at December 31, 2005:

		Amount	Useful Life
Furniture and fixtures	$	35,562	5 Years
Machinery and equipment		129,299	5 Years
		164,861	
Less: accumulated depreciation		(130,225)	
	$	34,636	

Depreciation expense was $28,180 for the year ended December 31, 2005.

4. **Income Taxes:**

The provision for income taxes for the year ended December 31, 2005 was:

Current		
Federal	$	17,416
State and local		16,856
		34,272
Deferred		
Federal		94,000
State and local		58,000
		152,000
Total Income Taxes	$	186,272

Components of the Company's deferred tax asset and liability as of December 31, 2005 are as follows:

Deferred Tax Asset		
Depreciation	$	13,000
Deferred Tax Liability		
Unrealized appreciation on non-trading inventory		(37,500)
Excess of market value over tax basis of contributed assets		(127,500)
Net Deferred Tax Liability	$	(152,000)

5. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $199,982, which was $99,982 above its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.22 to 1.

6. **Clearing Broker Indemnification:**

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

7. **Financial Instruments with Off-Balance Sheet Risk:**

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2005.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

8. **Arbitration and Contingent Liabilities:**

The Company is subject to litigation and arbitration arising in the ordinary course of its business. The Company does not believe that this is likely to have a material adverse effect on the financial condition of the Company.

In 2004, a routine audit by the staff of the Securities and Exchange Commission disclosed that the Company had made certain charges which were not allowed by the applicable underlying agreements. The Company arranged to pay refunds where appropriate, for which $490,000 has been accrued in the financial statements. The Company has arranged both additional capital and a payment by a responsible employee to cover the amount of such refunds. The staff of the Commission has not proposed a fine and management does not expect to have to pay one. No amount for any fine that may be proposed has been provided for in the financial statements.

Vertical Capital Partners, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Total stockholders' equity from statement of financial condition	$	753,007
Other credits:		
Subordinated notes		
Add back deferred taxes liabilities		152,000
Deduct non-allowable assets		(90,829)
Net capital before haircuts		814,178
Haircuts on securities:		
Trading and investment securities:		614,196
Net capital	$	199,982
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $444,802, pursuant to Rule 15c3-1	$	29,653
Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	99,982
Excess net capital at 1,000%, as defined	$	155,502
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	444,802
Total aggregate indebtedness	$	444,802
Ratio: aggregate indebtedness to net capital		2.22

Vertical Capital Partners, Inc.

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2005

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	216,117
Audit adjustments:		
Provision for income taxes		(16,000)
Others		(135)
Net capital per audited report	$	199,982

Vertical Capital Partners, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

VERTICAL CAPITAL PARTNERS, INC.

SUPPLEMENTAL REPORT OF
CERTIFIED PUBLIC ACCOUNTANTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

Board of Directors
Vertical Capital Partners, Inc.
New York, New York

In Planning and performing our audit of the financial statements and supplemental schedules of Vertical Capital Partners, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively

low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
New York, NY
February 16, 2006